Exhibit 99.1

Management’s Discussion and Analysis
For the Three-month and Nine-month Periods Ended September 30, 2009

LABOPHARM INC.
Management’s Discussion and Analysis
For the Three-month and Nine-month Periods Ended September 30, 2009

The following information should be read in conjunction with our unaudited interim consolidated financial statements as at September 30, 2009 and related notes thereto as well as the audited consolidated financial statements and Management’s Discussion and Analysis as at December 31, 2008 and related notes thereto. Our unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The Management’s Discussion and Analysis provides a review of the performance of the Company for the three-month and nine-month periods ended September 30, 2009, as compared to the three-month and nine-month periods ended September 30, 2008. This review was performed by management with information available as at November 5, 2009. Additional information relating to the Company, including its Annual Information Form, can be found on SEDAR on www.sedar.com.

Where we say “we”, “us”, “our”, or the “Company” we mean Labopharm Inc. and its subsidiaries unless otherwise indicated. All amounts are presented in thousands of Canadian dollars or other currencies, except per share data, unless otherwise indicated.

FORWARD-LOOKING STATEMENTS

Certain statements in this document are forward-looking and prospective. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “could”, “would”, “project”, “predict”, “potential”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. Readers of this document are cautioned not to place undue reliance on our forward-looking statements as a number of factors could cause future results, conditions, actions or events to differ materially from the operating targets, expectations, estimates or intentions expressed in the forward-looking statements.

Factors that could cause actual results to differ materially include but are not limited to:

  our plans to develop and commercialize product candidates and the timing of these development programs;

  whether we will receive, and the timing and costs of obtaining, regulatory approvals;

  clinical development of our products and product candidates, including the results of current and future clinical trials;

  the benefits of our drug delivery technologies, products and product candidates as compared to others;

  our ability to maintain and establish intellectual property rights in our drug delivery technologies, products and product candidates;

  our need for additional financing and our estimates regarding our capital requirements and future revenues and profitability;

  our estimates of the size of the potential markets for our products and product candidates;

  our selection and licensing of products and product candidates;

  our ability to attract marketing and distribution partners and collaborators with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;

  sources of revenues and anticipated revenues, including contributions from marketing and distribution partners and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of products and product candidates;

  our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly;

  the rate and degree of market acceptance of our products;

  the timing and amount of reimbursement for our products;

  the success and pricing of other competing therapies that may become available;

  our ability to retain and hire qualified employees;

  the manufacturing capacity of our third-party manufacturers for our products and product candidates; and

  other risk factors discussed from time to time in our reports, public disclosure documents and other filings with the securities commissions in Canada and the United States.

A detailed list of the risks and uncertainties affecting us can be found in our Annual Information Form for the year ended December 31, 2008 filed on SEDAR.

The forward-looking statements we make in this Management’s Discussion and Analysis reflect our current views with respect to future events and are based upon what we believe are reasonable assumptions as of the date of this document. Except as required by law, we undertake no obligation and do not intend to update these forward-looking statements.

OVERVIEW

We are an international, specialty pharmaceutical company focused on optimizing the performance of existing drugs by incorporating our proprietary, advanced controlled-release technologies. The global commercialization program for our lead product, a once-daily formulation of the analgesic tramadol, is underway and we have multiple follow-on products in the later stages of development. Our once-daily tramadol product has been commercially launched in 17 countries, including the United States in May 2009, and we are continuing to pursue launches in additional countries. Our second product is a novel formulation of trazodone for the treatment of major depressive disorder (MDD), which is currently under regulatory review with the U.S. Food and Drug Administration (FDA) with an action date under the Prescription Drug Users Fee Act (PDUFA) of February 11, 2010. Our third product is a twice-daily formulation that combines the analgesics tramadol and acetaminophen for which we are aiming to file for regulatory approval in certain European countries before the end of 2009. We are also developing a series of abuse deterrent products based on our proprietary Contramid®- based technology platform. In addition, we have other products in development utilizing both our Contramid and our polymeric nano-delivery system™ (PNDS™) technologies.

Our global commercialization program for our once-daily tramadol product recognizes three markets – the United States, Europe and the rest of the world – in each of which we are marketing our product, primarily through licensing and distribution arrangements with international or local pharmaceutical companies. To date, we have entered into agreements for the marketing and distribution of our product in the United States, several European countries, Canada, South Korea, Australia, Israel, Turkey, and Brazil, among others. Our product has been launched in 17 countries to date, including the United States, where our once-daily tramadol product received regulatory approval from the FDA in December 2008. In May 2009, our marketing partner for the United States, Purdue Pharma Products L.P. (“Purdue Pharma”), launched our product in that country under the brand name Ryzolt™. We are pursuing licensing and distribution agreements for other markets around the world and are in discussions with potential partners to commercialize our product in other jurisdictions.

End-user sales of Ryzolt in the U.S., although generally progressing from week to week, are currently below initial expectations and we are working closely with Purdue Pharma in order to try to improve the situation. Furthermore, in August 2009, a decision was rendered with respect to the patent-infringement litigation initiated by Purdue Pharma against Par Pharmaceutical Companies, Inc. (“Par”) relating to Ultram® ER. This judgment could permit Par to market its generic formulation of Ultram ER in the U.S., should it receive final regulatory approval from the FDA. Although we are not a party to this action, if Par was to launch its generic formulation of Ultram ER, it could impact U.S. sales of Ryzolt. Ultram ER, and therefore any generic version of it, is not A/B rated to Ryzolt, meaning it cannot be substituted for Ryzolt at the pharmacy. Purdue Pharma has since filed an appeal against the decision. In addition, in September 2009, we received notice from Sun Pharma Global FZE (“Sun”) advising that Sun has submitted an Abbreviated New Drug Application (ANDA) to the FDA for approval to market 100, 200 and 300 mg generic versions of Ryzolt (tramadol hydrochloride extended-release 100, 200 and 300 mg tablets) in the United States. Under the Drug Price Competition and Patent Term Restoration Act (known as the Hatch-Waxman Act), Ryzolt has a new dosage form market exclusivity period that prevents final approval of Sun's ANDA until the exclusivity period expires on December 31, 2011. Sun's ANDA includes a paragraph IV certification to obtain approval to manufacture, use, or sell its generic versions before the expiration of Patent Nos. 5,591,452, 6,254,887 and 6,607,748. U.S. Patent Nos. 5,591,452 and 6,254,887, which are owned by Purdue Pharma, expire in May 2014. U.S. Patent # 6,607,748, which is owned by us, expires in June 2020. All three patents are listed in the FDA's Approved Drug Products with Therapeutic Equivalence Evaluation (the "Orange Book"). An action for patent infringement was initiated by Purdue Pharma against Sun on November 5, 2009.

Our novel once-daily formulation of trazodone, a serotonin antagonist reuptake inhibitor (SARI), was developed to address unmet needs in the US$20 billion global market for antidepressants. Treating MDD with antidepressants is challenging for physicians because patient response to antidepressant drug therapy varies significantly. Research has shown that as many as 28 percent of patients being treated with antidepressants stop taking their medication within the first four weeks of treatment and as many as 44 percent stop within the first 12 weeks. Reasons for discontinuing antidepressant treatment can include suboptimal efficacy, side effects such as weight gain, and the exacerbation of symptoms such as sleep disturbance, agitation and sexual dysfunction. Our trazodone formulation was specifically designed to leverage the favourable effects of trazodone on sleep and anxiety in MDD, while providing a tolerable side effect profile.

Our North American Phase III placebo-controlled clinical trial (04ACL3-001) demonstrated that our trazodone formulation achieved statistical significance for the primary endpoint in the reduction of depression, significantly improved patient sleep patterns and had a tolerable side effect profile with the incidence of agitation, weight gain and sexual dysfunction in patients that were administered with our trazodone formulation being no different from placebo.

In September 2008, we submitted a New Drug Application (NDA) to the FDA seeking approval to market our formulation in the United States and on July 17, 2009, we received a complete response letter from the FDA indicating that the NDA for our trazodone formulation could not be approved in its present form due to deficiencies following the Agency’s inspection of the active pharmaceutical ingredient (API) manufacturing facility, which was completed July 3, 2009. The API manufacturer submitted an action plan addressing the deficiencies on July 24, 2009. Following discussions with the FDA, we also submitted our complete response letter to the Agency on August 11, 2009. On August 25, 2009, we announced the FDA had accepted our response regarding our novel formulation of the antidepressant trazodone as complete and assigned us a new PDUFA action date of February 11, 2010. In October 2009, the API manufacturer received a letter from the FDA stating that it had appropriately addressed all deficiencies cited by the FDA following its inspection of the manufacturing facility. We continue to prepare for the commercialization of our novel antidepressant and, pending FDA approval, intend to launch in the U.S. shortly thereafter.

We are in discussions with potential marketing and distribution partners for the United States and Canada. We have begun planning for commercialization, including product branding and positioning, market analysis and assessment, and preliminary pricing studies, and the transfer of the manufacturing process to a third-party commercial manufacturing site. In Canada, we filed a New Drug Submission (NDS) with the Therapeutic Products Directorate of Health Canada on August 4, 2009 seeking approval to market our trazodone formulation. We expect a response from Health Canada during the third quarter of 2010.

Our twice-daily formulation of tramadol and acetaminophen is designed to provide both immediate and sustained relief of moderate to severe pain. After having met with a regulatory authority in Europe which will act as a reference member state, we are pursuing regulatory approval through the Decentralized Procedure (DCP) and expect to submit our application for marketing authorization to the reference member state before the end of 2009, including certain countries in Europe. In October 2009, we completed an exclusive distribution and supply agreement with Grünenthal GmbH (“Grünenthal”) for a number of countries in Europe, under which we will supply Grünenthal with unpackaged tablets and will receive a fixed price inclusive of gross margin. We received 3.5 million Euros on signature, 1.0 million of which is reimbursable if approval is not obtained, and we could receive up to 4 million Euros in additional milestone payments including upon achievement of certain regulatory and product reimbursement approvals prior to the launch of the product. We are currently in discussion with Grünenthal to potentially expand our agreement to include additional European countries. We also have initiated discussions with potential marketing and distribution partners in Canada and around the world. Submission for regulatory approval in Canada is expected in the first half of 2010, after we complete a required pharmacokinetic study. For the U.S. market, following a thorough review of the study data and consultation with clinical and statistical experts, a scientific review meeting with the FDA has been scheduled to present and discuss the results of our Phase III study (06CCL3-001) and to clarify a potential path forward for this program.

The pharmacokinetic study for our twice-daily tramadol and acetaminophen combination formulation demonstrated that the acetaminophen component of the formulation rapidly achieved blood plasma levels associated with efficacy in the currently marketed product, followed by controlled-release characteristics. Consequently, we initiated development of a twice-daily formulation of acetaminophen for the sustained relief of mild to moderate pain. In August 2009 we entered into an agreement under which we are engaged to develop, manufacture, package and supply product prototypes of a twice-daily acetaminophen tablet formulation for a third-party pharmaceutical company, using our proprietary controlled-release technology, Contramid. If our formulation is successful, the agreement provides an option to the pharmaceutical company to license the technology for worldwide rights, the terms of which would need to be mutually agreed to.

Controlled-release medications offer significant value to patients, however, the misuse and abuse of some of these products, in particular some widely prescribed analgesics, is a serious and growing problem that can result in potentially dire consequences for patients and which creates significant risk for drug manufacturers. We believe the novel properties of our misuse and abuse deterrent technology will allow us to address not only intentional abuse of these drugs but also accidental misuse by legitimate patients, by far the larger of the two at-risk user groups. In addition, we believe our technology can be applied to combination drug products such as analgesics that contain active ingredients for both immediate and sustained pain relief. We have completed pre-clinical, proof-of-principle studies of our platform using once-daily tramadol as a safe representative of the controlled-release opioid class of drugs. The positive results of the pharmacokinetic study demonstrated controlled-release characteristics and bioequivalence to our once-daily tramadol product and the in vitro studies demonstrated misuse and abuse deterrent characteristics. We are currently in the process of completing stability work on our first formulation of a widely prescribed and widely misused combination pain drug and are planning to initiate pilot pharmacokinetic studies in November 2009.

In addition to those products based on our Contramid technology, we are developing product candidates based on our PNDS technology for the delivery of water-insoluble and poorly bioavailable drugs. Our research and development activities to date include proof of concept studies that have been completed for a novel, lipid- and preservative-free formulation of the intravenous anaesthetic propofol using our PNDS intravenous platform, as well as for SN-38, a currently intravenously administered colon cancer drug that we have formulated for oral administration using our PNDS oral platform.

Our Goal

Our goal is to leverage the global commercialization of our once-daily tramadol product to build a portfolio of commercialized products that generate revenue for the Company. We will do this by advancing our product candidates from the formulation stage through clinical development and regulatory approval to marketing and sales. We believe that full integration should maximize the value inherent in our technology and product candidates by allowing greater control over the development and commercialization process and generating higher returns on investment.

Liquidity

We have incurred substantial operating losses since our inception due in large part to expenditures for our research and development activities. At September 30, 2009, we had an accumulated deficit of $267,267. Considering the recent financial market conditions and the related difficulties to obtain financing, we have been closely monitoring our liquidity position. In June 2009, we amended our debt facility agreement with Hercules Technology Growth Capital, Inc. resulting in repayment terms which provide us with greater financial flexibility. The amendments will result in lower interest expense in 2009 and are expected to provide additional liquidity through 2010 and 2011. In addition we also entered into a $2,555 three-year revolving credit facility with one of our bankers in June 2009.

Consequently, as at September 30, 2009, our committed sources of funds, our cash and cash equivalents on hand, and our anticipated revenue from the commercialization of our once-daily tramadol product are expected to be sufficient to meet our committed cash obligations and expected level of expenses for the next twelve months. However, in light of the inherent uncertainties associated with research and development programs, the results of clinical trials, the receipt of regulatory approval of certain products, the ability to secure licensing agreements, and the commercialization of products including the impact of generic threats, it may be necessary for us to either (i) seek to raise additional funds for the continuing development and marketing of our products, or (ii) further delay or scale-back our development programs or other activities.

Revenue

Revenue from product sales, corresponding gross margin, and royalties will be the key drivers of our performance as we pursue our activities. Through our license and distribution agreements, we expect to continue to launch our once-daily tramadol product and increase sales in various markets throughout 2010 and beyond, which should generate incremental revenue going forward. The contribution of our once-daily tramadol product will vary for each country because of specific market conditions and/or local regulatory pricing policies. It is difficult to estimate the timing of product launches in various countries because of the regulatory and/or pricing approval processes required before we can market our once-daily tramadol in each jurisdiction. Since 2003, we have secured distribution and license agreements for the marketing and distribution of our once-daily tramadol product that cover a number of countries, and which have generated $39,884 to date in licensing payments.

Under our agreement with Purdue Pharma for the marketing of our once-daily tramadol product in the United States market under the brand name Ryzolt™, we have agreed to supply finished packaged product at our cost to Purdue Pharma, for which we will be recording revenue from product sales generating essentially no gross margin. In April 2009, we shipped the first orders to Purdue Pharma. Our agreement with Purdue Pharma provides for a 20% royalty on their net sales. The royalty rate can increase up to 25% if certain annual net sales levels are achieved by Purdue Pharma.

We believe that revenue growth should also be sustained by the additional products in our pipeline as we move them to commercialization, namely our once-daily formulation of trazodone, as well as our twice-daily formulation of tramadol and acetaminophen.

Research and Development Expenses

Our research and development expenses to date consist primarily of fees paid to outside parties to conduct our clinical studies, manufacturing process validation, analytical testing or other services, salaries and related personnel expenses, materials and laboratory supplies and costs for our facilities and equipment. Our research and development expenses have fluctuated significantly from period to period in the past and are likely to do so in the future as they are impacted by the progress related to our development efforts.

CHANGES IN ACCOUNTING POLICIES

Handbook Section 3064, Goodwill and Intangible Assets, released by the Canadian Institute of Chartered Accountants (CICA), was adopted on January 1, 2009. Section 3064, which replaces Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new Section is the Canadian equivalent to International Financial Reporting Standard IAS 38, Intangible Assets. The application of this new section had an impact on our financial results, as we will no longer recognize as intangible assets, internally generated trademarks, and internally generated patents which do not meet the generally accepted accounting criteria for deferral and amortization. These new standards have been adopted retroactively with restatement of prior periods. The adoption of these new standards resulted in a $1,952 decrease in intangible assets and a $1,952 increase in deficit as at December 31, 2007, and a $2,064 decrease in intangible assets and a $2,064 increase in deficit as at December 31, 2008. For the three-month period ended September 30, 2008, the adoption of these new standards resulted in the following changes: a $75 increase in selling, general and administrative expenses, a $35 decrease in depreciation and amortization, for a $40 increase in net loss. For the nine-month period ended September 30, 2008, the adoption of these new standards resulted in the following changes: a $313 increase in selling, general and administrative expenses, a $109 decrease in depreciation and amortization, for a $204 increase in net loss. The basic and fully diluted net loss per share for the three-month period ended September 30, 2008 was not affected. The basic and fully diluted net loss per share for the nine-month period ended September 30, 2008 increased by $0.01 from $0.45 to $0.46.

Also in January 2009, the Emerging Issues Committee issued EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities, which provides further information on determining the fair value of financial assets and financial liabilities under Section 3855,

Financial Instruments – Recognition and Measurement. This Abstract states that an entity’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. This recommendation applies retrospectively without restatement of prior period financial statements to all financial assets and financial liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009, the date of issuance of the Abstract. The adoption of this new EIC had no impact on our interim consolidated financial statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our critical accounting policies and estimates remain substantially the same as reported in our Management’s Discussion and Analysis for the year ended December 31, 2008, as included in our annual report, except for the following estimates:

Revenue Recognition

Product sales – Under one of our license and distribution agreements, if the licensee achieves a pre-determined annual sales level, we are required to give a retroactive price reduction to the licensee for that calendar year. In the first quarter of 2009, we had taken a $343 reserve for the maximum potential price reduction that could be payable to the licensee if certain predetermined sales level threshold were to be achieved in 2009. In the second quarter of 2009, based on our revised best estimates, we did not expect that the pre-determined annual sales level would be achieved and have consequently reversed the $343 reserve. No adjustment was recorded in the current quarter. We will continue to closely monitor the sales of this licensee and adjust any reserves accordingly.

In addition, during the three-month period ended June 30, 2009, for the first time we recorded royalty revenue from the commercialization of Ryzolt in the U.S. market. Considering that Ryzolt was just recently launched in May 2009, we believe it is currently appropriate to record our royalty earned for the quarter based on the sell-through method, where revenue is recognized for accounting purposes upon shipment of the product to the end user customer based on third-party prescription data. We consider that this third-party prescription data is reliable and provides an adequate basis in order to estimate our royalty revenue. Consequently, we recorded an amount of $201 for the current period and an amount of $325 for the nine-month period ended September 30, 2009 as royalty revenue.

Impairment Loss on Long-term Investment

As at December 31, 2008, we held non-bank sponsored asset-backed commercial paper (“Montreal Proposal ABCP”) with an acquisition cost of $5,640 and estimated fair value of $3,178. On January 12, 2009, the Ontario Superior Court of Justice granted the Amended Plan Implementation Order filed by the Pan-Canadian Investors Committee for Third-Party Structured Asset-Backed Commercial Paper under the Companies’ Creditors Arrangement Act for the restructuring of the Montreal Proposal ABCP.

On January 21, 2009, the Amended Plan restructuring was completed. Upon closing of the Amended Plan, we received in exchange of our Montreal Proposal ABCP, long-term investments having a face value of $5,683 consisting of $1,748 of Class A-1 Notes, $3,187 of Class A-2 Notes, $578 of Class B Notes, and $170 of Class C Notes (collectively, the “Long-term Notes”), all issued by a trust called Master Asset Vehicle II, and $200 of accrued interest which were recorded as a reduction of fair value. No gain or additional impairment loss was recorded on the Montreal Proposal ABCP prior to the exchange, as the estimated fair value was similar to the valuation as at December 31, 2008. No gain or loss was recognized on the exchange as the total estimated fair value of the Long-term Notes combined with the interest payment approximated the carrying value of the Montreal Proposal ABCP investment immediately prior to the exchange.

The terms of the Long-term Notes include a floating interest rate equivalent to Bankers’ Acceptance rate less 0.5%: i) payable on a quarterly basis for the Class A-1 Notes and Class A-2 Notes, ii) which will be accrued for the Class B Notes and will be paid on maturity only after repayment in full of the Class A-1 Notes and Class A-2 Notes, and iii) which will be accrued for the Class C Notes and will be paid on maturity only after repayment in full of the Class B Notes. The Long-term Notes have a legal maturity in 2056, although it is generally understood that the preponderance of the underlying assets supporting the Long-term Notes have a maturity of seven to nine years from their issuance. We have designated the Long-term Notes as held-for-trading.

As at September 30, 2009, there are no market quotations available for the Long-term Notes. We estimate the fair value of the Long-term Notes by discounting their estimated future cash flows considering the terms of the Long-term Notes and other observable market data as at September 30, 2009. The valuation technique we used to estimate the fair value of the Long-term Notes is consistent with the method used to estimate the fair value of the Montreal Proposal ABCP held at December 31, 2008. There is a significant amount of uncertainty in estimating the amount and timing of cash flows associated with the Long-term Notes. We estimate that the Long-term Notes will generate interest returns ranging from 0.00% to 2.25% until their maturity which is assumed to be at the end of 2016. The discount rates used consider several factors including yields of instruments with similar maturities and credit ratings, premiums for lack of liquidity, uncertainty of future payments and potential credit losses, lack of transparency and nature of the underlying assets, resulting in a weighted-average discount rate of 11.56%, excluding the Class C Notes for which the fair value is estimated to be nil due to the significant uncertainty as to the ultimate collectability of these notes as a result of their estimated credit risk. As at September 30, 2009, based on our valuation model, the fair value of the Long-term Notes is estimated to be $2,885.

Since the fair value of the Long-term Notes is determined using a number of assumptions and is based on our assessment of market conditions as at September 30, 2009, the fair values reported in subsequent periods may change materially. The most significant variable in our valuation of the Long-term Notes is the discount rate or the yield that prospective investors will require. We conducted a sensitivity analysis of the potential yield requirements which resulted in an estimated fair value of our Long-term Notes ranging from $2,642 to $3,176. A 1.0% increase in the weighted average discount rate would decrease the fair value of the Long-term Notes by approximately $176.

RESULTS OF OPERATIONS

Fluctuations in Operating Results

Our results of operations have fluctuated significantly from period to period in the past and are likely to do so in the future. We anticipate that our quarterly and annual results of operations will be impacted for the foreseeable future by several factors, including the timing of approvals to market our products in various jurisdictions and resulting product sales, the timing and amount of payments received pursuant to our current and future collaborations with third-parties, and the progress and timing of expenditures related to our research, development and commercialization efforts. The following provides explanations on fluctuations of our results of operations between the current period and the corresponding period last year.

Revenue

For the three-month and nine-month periods ended September 30, 2009, total revenue amounted to $6,625 and $17,851, respectively compared to $9,439 and $17,581 for the corresponding periods in 2008.

For the three-month and nine-month periods ended September 30, 2009, product sales of our once-daily tramadol product were $5,187 and $13,816, respectively compared to $3,863 and $9,880, for the corresponding periods in 2008, and consisted of the following.

For the:	Three months ended		Nine months ended
	Sept. 30, 2009	Sept. 30, 2008	Sept. 30, 2009	Sept. 30, 2008
[in thousands of Canadian dollars]
Product sales – U.S.	670	—	2,495	—
Product sales – other territories	4,517	3,863	11,321	9,880
	5,187	3,863	13,816	9,880

The increase in product sales is partly attributable to the shipments of Ryzolt to Purdue Pharma in 2009 in order to launch our product in the U.S. In territories outside the U.S., volumes in tablets sold were 17% higher in the three-month period ended September 30, 2009 versus the corresponding period last year, mainly due to higher volumes in Europe, while average price per tablet was relatively stable. For the nine-month period ended September 30, 2009, volumes were slightly higher than 2008, but the average selling price per tablet was up 12% due to a more favourable country and product mix. Sales are generally variable from period to period due to the ordering pattern of our various customers.

During the three-month and nine-month periods ended September 30, 2009, we recognized licensing revenue of $1,191 and $3,664 respectively, representing a portion of the licensing payments received from our marketing and distribution partners under our license and distribution agreements for our once-daily tramadol product. Licensing revenue for the three-month and nine-month periods ended September 30, 2008 was $5,576 and $7,701 respectively. During the three-month period ended September 30, 2008, we reacquired the sales and marketing rights to our once-daily tramadol product for the United Kingdom from Recordati Ireland Ltd., and as a result we recorded a non-recurring licensing revenue of $4,423.

During the three-month and nine-month periods ended September 30, 2009, we recognized royalty revenue from the commercialization of Ryzolt in the U.S. of $201 and $325, respectively, representing 20% of Purdue Pharma’s net sales based on the sell-through method.

As previously discussed, in August 2009 we entered into a prototype development and option agreement under which we are developing a twice-daily acetaminophen tablet formulation for a third-party pharmaceutical company. Under the agreement an up-front payment of $321 is receivable of which $46 was recognized as revenue from research and development contracts during the quarter, and the balance recorded as deferred revenue. The total amounts due under the agreement will be recognized as the services are performed or milestones reached, as provided in our revenue recognition policy.

Cost of Goods Sold

For the three-month and nine-month periods ended September 30, 2009, cost of goods sold were $2,154 and $6,151, respectively, compared to $1,755 and $4,389 in the corresponding periods last year. Our cost of goods sold consists primarily of raw materials, third-party bulk tablet manufacturing costs, third-party packaging costs and a royalty expense for our once-daily tramadol product.

As previously discussed, product sales to Purdue Pharma are essentially at cost which therefore generates essentially no gross margin. As a result, gross margin figures discussed below exclude sales and cost of goods sold for product sold to Purdue Pharma to provide a more meaningful understanding of these figures. Gross margin for territories outside the U.S. as a percentage of product sales revenue is 65% and 66% for the three-month and nine-month periods ended September 30, 2009, respectively, compared to 55% and 56% for the three-month and nine-month periods ended September 30, 2008.

For the:	Three months ended		Nine months ended
	Sept. 30,	Sept. 30,	Sept. 30,	Sept. 30,
[in thousands of Canadian dollars]	2009	2008	2009	2008
Product sales – outside the U.S.	4,517	3,863	11,321	9,880
Cost of goods sold – outside the U.S.	1,597	1,755	3,838	4,389
Gross margin – outside the U.S.	2,920	2,108	7,483	5,491
Gross margin %	65%	55%	66%	56%

For the nine-month period ended September 30, 2009, gross margin for territories outside the U.S. is favourably impacted by the reversal of previous inventory write-downs totalling $423. For the nine-month period ended September 30, 2008, gross margin was unfavourably impacted by $405 of inventory write-downs. The increase in our gross margin percentage for territories outside the U.S. during the nine-month period ended September 30, 2009 compared to the corresponding period in 2008 is also due to higher average selling prices per tablet as previously noted. Our gross margin will vary primarily as a result of selling prices in various jurisdictions, currency fluctuations, inventory write-offs or write-ups, the range of royalty rates payable by territory, as well as the effect of packaging formats and the size of packaging runs on our cost of goods sold.

Research and Development Expenses

Research and development expenses (before government assistance) for the three-month period ended September 30, 2009 were $3,509 compared to $7,267 for the three-month period ended September 30, 2008. Research and development expenses (before government assistance) for the nine-month period ended September 30, 2009 were $10,997 compared to $21,111 for the nine-month period ended September 30, 2008. The decrease is primarily due to lower clinical trial activity in 2009 as compared to 2008. In the third quarter of 2008, clinical trial costs were considerably higher as we continued to work on our Phase III clinical trial for our twice-daily formulation that combines the analgesics tramadol and acetaminophen (06CCL3-001), and conducted several pharmacokinetic and other studies for various products in our pipeline. In 2009, there is significantly lower clinical trial activity, due to the timing of the development efforts for the various product candidates in our pipeline, combined with reductions in certain early stage research and development programs. In addition, during the three-month period ended September 30, 2008, we incurred filing fees of $1,196 as a result of our submission to FDA of our NDA for our once-daily trazodone product.

Our once-daily formulation of trazodone and our twice-daily formulation of tramadol and acetaminophen are the two most significant projects that have not yet generated operating revenue. A detailed description of the development stage of these projects, the type of expenditures made and to be made, and the plan to take these projects forward are included in the Overview section.

Research and development tax credits for the three-month and nine-month periods ended September 30, 2009 and 2008 are detailed as follows:

For the:	Three months ended		Nine months ended
	Sept. 30, 2009	Sept. 30, 2008	Sept. 30, 2009	Sept. 30, 2008
[in thousands of Canadian dollars]
Canadian federal research and development tax credits	—	700	—	1,500
Provincial research and development tax credits	300	300	900	1,347
	300	1,000	900	2,847

Late in the year ended December 31, 2008, we revised our tax planning strategy and as a result we are no longer utilizing non-refundable Canadian federal research and development tax credits which may be indefinitely deferred and are expected to be utilized at a later date. The Canadian federal research and development tax credits of $1,500 recorded in 2008 were reversed in the fourth quarter of 2008. The impact of this change in strategy is that research and development expenses net of government assistance are higher than they would have been had we used the former tax strategy, income tax expense is lower, and our tax credits carry-forwards are higher.

In addition, during the first quarter of 2008, we released reserves of $450 following the audit by the tax authorities of our provincial research and development tax credit claims for the years 2004 to 2006.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for the three-month period ended September 30, 2009 were $7,999, compared to $4,963 incurred in the three-month period ended September 30, 2008. The increase is primarily due to our share of patent litigation costs claimed by Purdue Pharma and which amounted to $2,734 for the quarter ended September 30, 2009, whereas no amount was incurred in the corresponding period last year. We also accrued an amount of $450 in selling, general and administrative expenses in relation to our contingent liability with respect to royalties that would be payable on net revenue generated from the commercialization of a controlled-release technology purchased in 1994. Although we have always considered that no amount is owing, the parties have nevertheless initiated informal settlement discussions, prior to incurring significant legal fees associated with the ensuing steps of the legal proceedings. Cost increases in sales and marketing, namely our United Kingdom sales force, were virtually offset by reduction of expenses in other areas such as the use of consultants and professional services, reduction in non-cash stock based compensation, and reduction of tax on capital.

Selling, general and administrative expenses for the nine-month period ended September 30, 2009 were $21,033, compared to $16,079 incurred in the nine-month period ended September 30, 2008. The increase is primarily due to increased patent litigation costs of $3,858 compared to 2008, as well as sales and marketing expenses due to our sales effort in the United Kingdom, increased market research and analysis for the most advanced products in our portfolio, and the $450 reserve for the potential dispute settlement discussed previously.

Financial Expenses

Financial expenses for the three-month period ended September 30, 2009 were $1,013 compared to $733 for the three-month period ended September 30, 2008. Financial expenses for the nine-month period ended September 30, 2009 were $3,010 compared to $2,153 for the nine-month period ended September 30, 2008. The increase is primarily attributable to the higher average outstanding long-term debt balance in 2009, resulting from our additional US$5,000 term loan drawdown in October 2008.

Impairment Loss on Long-term Investment

During the three-month and nine-month periods ended September 30, 2008, we recorded an impairment loss of $400 and $1,091 respectively on our Montreal Proposal ABCP held at that time. On January 21, 2009, the Montreal Proposal ABCP was exchanged for new Long-term Notes. As previously discussed, no gain or additional impairment loss was recorded on the Montreal Proposal ABCP prior to the exchange, as the estimated fair value was similar to the valuation as at December 31, 2008, and no loss or gain was recognized on the exchange as the estimated fair value of the Long-term Notes received was equal to the carrying value of the Montreal Proposal ABCP at the exchange date. Based on our evaluation of the estimated fair value of the Long-term Notes as at September 30, 2009, no gain or impairment loss was deemed necessary. The amount ultimately recovered on the Long-term Notes may differ materially from this estimate.

Interest Income

Interest income for the three-month period ended September 30, 2009 was $84 compared to $351 for the three-month period ended September 30, 2008. For the nine-month period ended September 30, 2009, interest income totalled $378 compared to $1,554 in the corresponding period in 2008. The decrease is primarily attributable to a lower average cash and investment balances, combined with lower average rates of return earned on our investments in 2009 compared to the corresponding period last year.

Foreign Exchange Gain (Loss)

For the three-month period ended September 30, 2009, we recorded a foreign exchange gain of $1,215, compared to a foreign exchange loss of $488 for the three-month period ended September 30, 2008. The foreign exchange gain for the three-month period ended September 30, 2009 is primarily due to the strengthening of the Canadian dollar versus the U.S. dollar which resulted in an unrealized gain on our long-term debt denominated in U.S. dollars. Unrealized foreign exchange losses on cash held in foreign currencies were virtually offset by unrealized foreign exchange gains on certain working capital items as well as realized gains on the maturity of marketable securities denominated in U.S. dollars.

For the nine-month period ended September 30, 2009, we recorded a foreign exchange gain of $3,679, compared to a foreign exchange loss of $196 for the nine-month period ended September 30, 2008. The foreign exchange gain realized during the nine-month period ended September 30, 2009 resulted primarily from the realized gain on maturity of marketable securities denominated in U.S. dollars combined with the strengthening of the Canadian dollar versus the U.S. dollar and the resulting unrealized foreign exchange gain related to our long-term debt and certain working capital items denominated in U.S. dollars, partially offset by the unrealized foreign exchange loss on cash held in foreign currency.

As at September 30, 2009, we held US$5,829 of marketable securities for which an unrealized foreign exchange loss of $991 was recorded as an element of accumulated other comprehensive loss. Once these investments mature in 2009, any realized gain or loss will then be recorded into income.

Income Taxes

For the three-month and the nine-month periods ended September 30, 2009, an income tax expense of $11 attributable to foreign operations was recorded. An income tax expense of $700 and $1,500 was recorded for the three-month and nine-month periods ended September 30, 2008, respectively, and was subsequently reversed in the fourth quarter of 2008. As previously discussed, in late 2008 we revised our tax planning strategy, and are no longer recognizing non-refundable Canadian federal research and development tax credits and the offsetting federal tax expense.

Net Loss and Net Loss Per Common Share

Net loss for the three-month period ended September 30, 2009 was $6,904 or $0.12 per common share, compared with $6,017 or $0.11 per common share, for the three-month period ended September 30, 2008.

For the nine-month period ended September 30, 2009, net loss was $19,752 or $0.35 per common share, compared with $26,013 or $0.46 per common share, for the nine-month period ended September 30, 2008. The decrease in net loss is primarily the result of lower research and development expenses, a higher foreign exchange gain and the absence of impairment loss on long-term investment, partially offset by higher selling, general and administrative expenses and lower interest income in 2009.

QUARTERLY INFORMATION

The following selected financial information is derived from our unaudited quarterly financial statements for each of the last eight quarters.

	Three months ended
	Sept. 30,	June 30,	Mar. 31,	Dec. 31,	Sept. 30,	June 30,	March 31,	Dec. 31,
	2009	2009	2009	2008	2008	2008	2008	2007
Product sales	5,187	4,827	3,802	3,278	3,863	3,859	2,158	1,576
Licensing	1,191	1,318	1,155	1,155	5,576	1,064	1,061	1,060
Royalties and other	247	124	—	—	—	—	—	—
Total Revenue	6,625	6,269	4,957	4,433	9,439	4,923	3,219	2,636
Net loss [1]	(6,904)	(4,874)	(7,974)	(14,625)	(6,017)	(10,253)	(9,743)	(10,029)
Basic and diluted net loss per common share	(0.12)	(0.09)	(0.14)	(0.26)	(0.11)	(0.18)	(0.17)	(0.18)

1 As restated to consider Handbook Section 3064, Goodwill and Intangible Assets which was adopted retroactively in 2009 with restatement of prior fiscal periods.

Product sales have generally trended upwards over the last eight quarters as we have continued to launch our once-daily tramadol product in various territories, and sales have generally increased in launched countries as our product continues to gain market share in most of these markets. Certain markets are however underperforming and we are working with our distributors to address the various market dynamics.

Licensing revenue is generally stable quarter to quarter as any licensing payments received are generally recognized straight-line over the term of the underlying agreement. As previously discussed, a non-recurring licensing revenue was realized in the third quarter of 2008 when we reacquired the rights to our once-daily tramadol product in the United Kingdom.

Net loss has been quite variable over the last eight quarters, and is impacted primarily by the level of our research and development spending, and more recently by the volatility in our share of patent litigation fees billed by Purdue Pharma on a quarterly basis, since the second quarter of 2008, as well as the foreign exchange gain or loss incurred primarily as a result of the high volatility of the U.S. currency versus the Canadian dollar and the effect this had on the carrying value of our long-term debt, marketable securities, and cash denominated in U.S. dollars, and the resulting impact on our results of operations.

LIQUIDITY AND CAPITAL RESOURCES

Sources of Liquidity and Funding Requirements

We have incurred substantial operating losses since our inception due in large part to expenditures for our research and development activities. At September 30, 2009, we had an accumulated deficit of $267,267. To date, we have financed our cash requirements primarily through share issuances, debt financing, licensing revenue, product sales, research and development tax credits, collaborative research contracts and interest income.

In June 2009, we amended our debt facility agreement with Hercules Technology Growth Capital, Inc. Based on regulatory approval and recent launch of our once-daily tramadol product in the United States, we have been able to establish more favourable repayment terms. Under the amended agreement, we have postponed the date from which we are required to begin repaying principal on the loan from July 1, 2009 to July 1, 2010, and have changed the maturity date of the loan from December 1, 2011 to June 1, 2012. No additional funds will be available under the amended term loan agreement. We believe that the amended agreement provides us with greater financial flexibility. The amendments will result in lower interest expense in 2009 and will provide additional liquidity through 2010 and 2011.

In June 2009, we also entered into a revolving credit facility with the National Bank of Canada. Under the credit agreement, we can borrow an amount of up to 45%, or $2,555, of the principal value of the Long-term Notes for an initial three-year period, subject to certain conditions. At the end of the three-year period, under certain conditions we have the option of repaying any amount owing by surrendering the Long-term Notes. Borrowings under the credit facility can be in the form of floating rate loans bearing interest at the Bank’s reference rate less 1%, or at discounted banker’s acceptances plus stamping fees. As at September 30, 2009, $2,549 of the available credit facility was used, bearing an effective weighted average interest rate of 1.06% .

Cash, cash equivalents and marketable securities totalled $23,757 as at September 30, 2009 compared to $44,893 as at December 31, 2008, a decrease of $21,136, primarily as a result of funds used in operating activities. In addition, we hold Long-term Notes received in exchange of our Montreal Proposal ABCP having a face value of $5,683 and an estimated fair value as at September 30, 2009, of $2,885, which has been classified as a long-term investment, and which serves as collateral for our revolving credit facility. The investment of our funds is governed by our corporate investing policy. As at September 30, 2009, our marketable securities were comprised of securities issued by Canadian Federal and Provincial governments or wholly-owned subsidiaries thereof, as well as Canadian municipalities.

As at September 30, 2009, working capital1 was $10,318 compared to $30,768 as at December 31, 2008. Accounts receivable totalled $4,063 as at September 30, 2009 and primarily included trade receivables and sales taxes receivable. Research and development tax credits receivable totalled $2,174 and included the estimated refundable tax credits earned during the year ended December 31, 2008 and for the nine-month period ended September 30, 2009. Inventories totalled $2,460 and consisted of raw materials, intermediate finished product (primarily bulk tablets) and finished packaged goods. Accounts payable and accrued liabilities totalled $16,264 as at September 30, 2009 and included trade and other payables, accrued compensation expenses as well as patent litigation costs payable totalling $8,782. Under a cost-sharing agreement, these patent litigation costs will be settled with 50% of the future royalties earned from the commercialization of our once-daily tramadol product in the United States until such patent litigation costs are fully paid. Any unpaid balance as at December 31, 2010 will then need to be settled. Deferred revenue totalled $11,063 as at September 30, 2009 and included primarily the unrecognized portion of the licensing fees received from the various licensees of once-daily tramadol. These licensing fees are generally recognized as revenue over the term during which we maintain substantive contractual obligations to the licensee.

Under our current operating plan, we believe that our current cash, cash equivalents and marketable securities, projected revenue from the commercialization of our once-daily tramadol product, and research and development tax credits should be sufficient to finance, as of September 30, 2009, our operations and capital needs for approximately the next 12 months. However, in light of the inherent uncertainties associated with research and development programs, the results of clinical trials, the receipt of regulatory approval of certain products, the ability to secure licensing agreements, and commercialization of products including the impact of generic threats, it may be necessary for us to either (i) seek to raise additional funds for the continuing development and marketing of our products, or (ii) further delay or scale-back our development programs or other activities.

Considering the recent financial market conditions and the related difficulties for companies to obtain financing, we are reviewing our overall capital management strategy. In order to ensure that we do have enough cash and cash equivalents to finance our operations and capital needs beyond the next 12 months, we have undertaken the following measures:

  Scaling down certain early-stage research and development programs by way of postponement of high cost third-party development activities such as clinical trials, as well as implementation of other cost reduction initiatives;

  On November 5, 2009, we approved a plan to reduce our total number of employees by 35 positions or approximately 22% of our workforce, effective November 6, 2009. The reduction in workforce is expected to result in annual cost savings of approximately $3,000.

  Investments in cash equivalents and marketable securities have been limited to securities issued by federal and provincial governments or wholly-owned corporations thereof, as well as Canadian municipalities, to reduce the risk of any loss on our investments.

1 Working capital is not a measure defined by GAAP and is here calculated as total current assets less total current liabilities. Working capital, as calculated by us, may not be comparable to similar measures presented by other issuers.

Cash Flows

Funds used in operating activities prior to net changes in non-cash operating items amounted to $7,196 for the three-month period ended September 30, 2009 compared to $3,952 for the three-month period ended September 30, 2008, increasing primarily as a result of our higher net loss after excluding certain non-cash items. Funds generated from our non-cash operating items were $1,502 in the three-month period ended September 30, 2009 compared to funds used of $6,623 for the corresponding period in 2008, an increase mainly due to the recognition of deferred revenue in 2008, primarily as a result of reacquiring the marketing rights to our once-daily tramadol in the United Kingdom. Funds used in operating activities prior to net changes in non-cash operating items amounted to $18,416 for the nine-month period ended September 30, 2009 compared to $20,758 for the nine-month period ended September 30, 2008, decreasing primarily as a result of our lower net loss after excluding certain non-cash items. Funds used by our non-cash operating items were $834 in the nine-month period ended September 30, 2009 compared to $5,906 for the corresponding period in 2008, an increase mainly due to the recognition of deferred revenue in 2008.

Funds generated by investing activities for the three-month and nine-month periods ended September 30, 2009 amounted to $3,740 and $24,183 respectively, compared to funds used of $6,015 and funds generated of $25,019 respectively for the corresponding periods last year, primarily reflecting the proceeds from maturities or disposals of marketable securities net of their reinvestment. Capital expenditures for the three-month and nine-month periods ended September 30, 2009 were $251 and $319, respectively, compared to $196 and $1,344, respectively, for the three-month and nine-month periods ended September 30, 2008, a decrease reflecting our cost reduction initiatives and preservation of cash approach. Capital expenditures of 2009 and 2008 were primarily related to the acquisition of laboratory equipment, office and information technology equipment and building improvements.

For the three-month period ended September 30, 2009, funds generated by our financing activities amounted to $2,804 compared to $63 of funds used in financing activities for the corresponding period last year. For the nine-month period ended September 30, 2009, funds generated by our financing activities amounted to $2,480 compared to $248 of funds used in financing activities for the corresponding period last year. The funds generated in 2009 reflect primarily the draw down from our revolving credit facility in July 2009, as well as the exercise of warrants which generated $503 of proceeds during 2009.

OFF-BALANCE SHEET ARRANGEMENTS

To date, we have not had any relationships with unconsolidated entities or financial partnerships, such as entities referred to as structured finance or special purpose entities, which are established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Letters of credit amounting to $139 were issued to the lessors of our facilities in Ireland and the U.S. as collateral for our performance of obligations under the leases. These letters of credit are collateralized by specific investments with an estimated fair value of $139 which have been classified as restricted long-term investments.

We periodically enter into research, licensing, distribution or supply agreements with third parties that include indemnification provisions that are customary in the industry. These guarantees generally require we compensate the other party for certain damages and costs incurred as a result of third-party intellectual property claims or damages arising from these transactions. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the intellectual property indemnification obligations prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay. Historically, we have not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

OUTSTANDING SHARE DATA

The number of shares outstanding as of November 5, 2009, is 57,419,763 and has increased by 8,100 since September 30, 2009 due to the exercise of stock options. As at November 5, 2009, 895,152 warrants were outstanding and exercisable. The number of options outstanding as of November 5, 2009, is 4,984,450 and has increased by 6,900 since September 30, 2009 due to the issuance of 15,000 stock options and the exercise of 8,100 stock options.

QUANTITATIVE AND QUALITATIVE DISCLOSURES OF MARKET RISK

Foreign Currency Risk

We operate internationally, and a substantial portion of our expense activities and capital expenditures are in Canadian dollars, whereas our revenue (current and potential) from license and distribution agreements and research contracts is, and will be, primarily in Euros or U.S. dollars. This results in financial risk due to fluctuations in the value of the Canadian dollar relative to the U.S. dollar and Euro. We have a natural hedge for a portion of this risk, in that certain of our expenditures are in U.S. dollars and Euros. Fluctuations in the timing of payments of accounts receivable and payable could cause unanticipated fluctuations in our consolidated operating results.

In addition, in December 2007, we contracted a $15 million term loan denominated in U.S. currency, which was increased by US$5 million in October 2008, the outstanding balance of which was US$20 million as at September 30, 2009.

To reduce the impact on our consolidated results of operations and future cash flows which would result from a significant adverse change in foreign currency exchange rate between the Canadian dollar relative to the U.S. dollar and the effect it would have on the carrying value of our term loan, we hold US$14,639 of cash, cash equivalents and marketable securities denominated in U.S. dollars as at September 30, 2009. Changes in the fair-value of marketable securities denominated in U.S. currency including changes due to currency fluctuation is recorded in other comprehensive income prior to maturity and will not necessarily reduce offsetting changes to the balance of the U.S. denominated term loan, in the same period. We have not otherwise hedged significant exposures denominated in foreign currencies.

Interest Rate Risk

We invest our excess cash in investment-grade, interest-bearing securities. The primary objectives of our investment portfolio are liquidity and capital preservation. Investments are made to achieve the highest rate of return, consistent with these two objectives. We have an investment policy that monitors the safety and preservation of principal and investments, which limits the amount invested by issuer and the duration or term of the instrument. We do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates relative to fixed interest rates on our marketable securities, owing to their relative short-term nature.

CONVERSION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

Canada’s Accounting Standards Board (AcSB) has announced that, effective January 1, 2011, International Financial Reporting Standards (IFRS) will replace current Canadian GAAP for publicly accountable enterprises. Financial reporting under IFRS differs from Canadian GAAP in a number of respects, some of which are significant. IFRS on the date of adoption are also expected to differ from current IFRS due to new IFRS standards and pronouncements that are expected to be issued before the changeover date. We plan to prepare our financial statements in accordance with IFRS for periods commencing as of January 1, 2011, when we will prepare both the current and comparative financial information using IFRS. We commenced our IFRS conversion project in 2008.

Pursuant to the October 2008 recommendations of the Canadian Performance Reporting Board relating to pre-2011 communications about IFRS conversion and also to comply with Canadian Securities Administrators Staff Notice 52-320, Disclosure of Expected Changes in Accounting Policies Relating to Changeover to IFRS, we present the following information regarding our IFRS changeover plan. This information is provided to allow investors and others to obtain a better understanding of our IFRS changeover plan and the resulting possible effects on, for example, our financial statements and operating performance measures. Readers are cautioned, however, that it may not be appropriate to use such information for any other purpose. This information also reflects our most recent assumptions and expectations; circumstances may arise, such as changes in IFRS, regulations or economic conditions, which could change these assumptions or expectations.

Our plan incorporates six significant items, as follows: (i) accounting policies and financial statement preparation, including choices among policies permitted under IFRS, and implementation decisions such as whether certain changes will be applied on a retrospective or a prospective basis; (ii) information technology and data systems; (iii) internal control over financial reporting; (iv) disclosure controls and procedures; (v) training and communications, including investor relations and external communications plans; and (vi) business activities, such as foreign currency activities, as well as other matters that may be influenced by Canadian GAAP measures. Throughout 2009 and early 2010, we will continue to review remaining standards for their application to our operations, carry out impact assessments and provide targeted training. We will also make accounting policy choices and prepare our accounting system accordingly, to enable preparation of our opening financial position under IFRS for 2010.

Although our impact assessment activities are underway, continued progress is necessary before we can prudently increase the specificity of the disclosure of the impacts of IFRS.

Progress towards completion of our IFRS changeover plan

Summarized hereafter is a description of our progress towards completion of selected key activities of our IFRS changeover plan as of September 30, 2009. At this time, we cannot quantify the impact that the future adoption of IFRS will have on our financial statements and operating performance measures, however, such impact may be material. Additional information will be provided as we move towards the changeover date.

	SELECTED KEY ACTIVITIES	MILESTONES/DEADLINES	PROGRESS TO DATE

Accounting policies and financial statement preparation	Identify relevant differences between IFRS and our accounting policies and practices and design and implement solutions	Assessment and quantification of the significant effects of the changeover to be completed by approximately the first quarter of 2010	Preliminary identification of IFRS differences completed by the third-party experts and review by management underway

	Evaluate and select one-time and ongoing accounting policy alternatives	Final selection of accounting policy alternatives by the changeover date	Evaluation and selection of accounting policy alternatives is ongoing

	Benchmark findings with peer companies		Third-party experts are assisting in the transition

	Prepare financial statements and related note disclosures to comply with IFRS		Expected changes in IFRS being monitored

Quantify the effects of changeover to IFRS

Information technology and data systems	Identify and address IFRS differences that require changes to financial systems	Changes to significant systems and dual record-keeping process to be completed in time for the first quarter of 2010	No IFRS differences with significant system impacts have been identified to date

	Evaluate and select methods to address need for dual recordkeeping during 2010 (i.e., IFRS and Canadian GAAP) for comparatives and budget and planning purposes in 2011		Dual record-keeping solution design is underway

Internal control over financial reporting (ICFR)	Revise existing internal control processes and procedures to address significant changes to existing accounting policies and practices, including the need for dual record-keeping during 2010	Changes to be completed by the first quarter of 2010. Conduct management evaluation of new or revised controls throughout 2010	Monitoring design of solutions to address IFRS differences to permit concurrent design or revision and implementation of necessary internal controls

	Design and implement internal controls with respect to one-time changeover adjustments and related communications	Update the Chief Executive Officer/Chief Financial Officer certification process by the fourth quarter of 2010

Disclosure controls and procedures (DC&P)	For changes to accounting policies and practices identified, assess the DC&P design and effectiveness implications	See ICFR deadlines above	MD&A disclosures have begun

	SELECTED KEY ACTIVITIES	MILESTONES/DEADLINES	PROGRESS TO DATE

Training and communication	Provide training to affected employees of operating units and management	Timely training provided to align with work under changeover – training to be completed by mid-2010	Selected training for resources directly engaged in the changeover and general awareness to broader group of finance employees
	Communicate progress of changeover plan to internal and external stakeholders	Communicate effects of changeover for 2011 financial planning process, by the third quarter of 2010	Periodic internal and external communications about our progress are ongoing

Third-party experts are assisting in the transition

Business activities	Identify impact of changeover on contractual arrangements, including customer and supplier agreements, financial covenants and employee compensation plans	Changes to be completed by the third quarter of 2010	No potential impact identified to date

Make any required changes to arrangements and plans

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

We have designed disclosure controls and procedures (DC&P) to provide reasonable assurance that material information relating to the Company is made known to the President and Chief Executive Officer and the Senior Vice-President and Chief Financial Officer, particularly during the period in which the interim filings are being prepared.

We have designed internal controls over financial reporting (ICFR) to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

There were no changes in our ICFR that occurred during the period beginning on July 1, 2009 and ended September 30, 2009 that have materially affected, or are reasonably likely to materially affect, our ICFR.